Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

FOR IMMEDIATE RELEASE
Date: August 8, 2011
From: Jeffrey T. Bowman
Chief Executive Officer
__________________________________________________________________________________________________

Crawford Reports Substantial Improvement in 2011 Second Quarter Results
Revenues Increase 22% and Net Income Up Sharply
Company Raises Guidance Again for Balance of 2011

Crawford & Company (www.crawfordandcompany.com) (NYSE: CRDA and CRDB), the world's largest independent provider of claims management solutions to insurance companies and self-insured entities, today announced its financial results for the second quarter ended June 30, 2011.

Consolidated Results
Second quarter 2011 consolidated revenues before reimbursements totaled $291.7 million, up 22% over $238.2 million in the 2010 second quarter. Second quarter 2011 net income attributable to Crawford & Company was $13.5 million, compared with a net loss of $2.5 million recorded in the 2010 second quarter. Second quarter 2011 diluted earnings per share were $0.25 compared with the loss per share of $(0.05) reported in the prior-year quarter.

	Quarter Ended June 30,	Quarter Ended June 30,
	2011	2010
Reported income (loss) per share	$0.25	$(0.05)
Add:
Goodwill impairment charge	—	0.13
Restructuring and other costs	—	0.02
Adjusted diluted earnings per share on a non-GAAP basis	$0.25	$0.10

During the 2010 second quarter, the Company recorded a goodwill impairment charge of $7.3 million, or ($0.13) per share. Also during the 2010 second quarter, the Company incurred severance costs of $1.2 million after related income taxes, or ($0.02) per share. Earnings per share, and the related non-GAAP adjusted diluted earnings per share, including a reconciliation for the impact of the special items in the 2010 period, are set out in the table above.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

The Company's consolidated cash and cash equivalents position as of June 30, 2011 totaled $37.2 million, compared with $38.2 million at June 30, 2010 and $93.5 million at December 31, 2010. Crawford used $33.2 million of cash in operations during the 2011 year-to-date period, compared with $29.6 million during the comparable 2010 period. The $3.6 million increase in cash used in operations was due to increases in unbilled revenues and accounts receivable, and increased contributions to the Company's frozen U.S. defined benefit pension plan, which were partially offset by higher net income.

Results by Segment

Americas
Americas revenues before reimbursements were $95.7 million in the second quarter of 2011, increasing 16% from $82.3 million in the 2010 second quarter. During the 2011 second quarter compared with the 2010 second quarter, the U.S. dollar weakened against foreign currencies in the segment, resulting in a positive exchange rate impact to revenues of $2.9 million. Excluding the positive impact of exchange rate changes, Americas revenues would have been $92.9 million in the 2011 second quarter. Revenues generated by the Company's catastrophe adjuster group in the U.S. were $10.0 million in the 2011 second quarter, increasing from $3.6 million in the 2010 period. Americas operating expenses for the 2011 second quarter increased by $8.5 million in U.S. dollars, an 11% increase, and increased by 8% on a constant dollar basis, compared with the comparable 2010 period. Operating earnings in the 2011 second quarter in the segment increased to $10.2 million, or an operating margin of 11%, compared with operating earnings of $5.3 million, or 6% of revenues in the 2010 second quarter.

EMEA/AP
Second quarter 2011 revenues before reimbursements for the EMEA/AP segment increased 24% to $87.3 million from $70.4 million for the same period in 2010. During the 2011 second quarter compared with the 2010 second quarter, the U.S. dollar weakened against most major foreign currencies, resulting in a positive exchange rate impact to revenues of $5.8 million. Excluding the positive impact of exchange rate changes, EMEA/AP revenues would have been $81.5 million in the 2011 second quarter. EMEA/AP operating expenses for the 2011 second quarter increased by $14.5 million in U.S. dollars, a 22% increase, and increased by 14% on a constant dollar basis, compared with the comparable 2010 period. Operating earnings increased to $7.6 million in the 2011 second quarter, up 45% from 2010 second quarter operating earnings of $5.3 million. The related operating margin was 9% for the second quarter of 2011 and 7% in the comparable 2010 period.

Broadspire
Revenues before reimbursements from the Broadspire segment were $57.9 million in the 2011 second quarter, down 5% from $61.2 million in the 2010 second quarter. Broadspire had an operating loss of $3.1 million in the 2011 second quarter, or a negative operating margin of 5%, compared with an operating loss of $1.8 million, or a negative operating margin of 3%, in the prior year period. These declines were primarily due to lower revenues from existing clients due to a lengthening in the duration of certain workers' compensation claims and a shift in mix to lower-margin claims, partially as a result of a special project for one of our clients.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

Legal Settlement Administration
Legal Settlement Administration revenues before reimbursements were $50.8 million in the 2011 second quarter, compared with $24.3 million in the 2010 second quarter, primarily the result of revenues from the special project that began in the summer of 2010. Operating earnings totaled $14.8 million in the 2011 second quarter, or 29% of revenues, compared with $5.6 million, or 23% of revenues, in the prior-year period. The segment's awarded project backlog totaled approximately $75.2 million at June 30, 2011 as compared with $56.5 million at June 30, 2010.

Management's Comments
Mr. Jeffrey T. Bowman, chief executive officer of Crawford & Company, stated, “We are pleased with the improvement in our second quarter 2011 operating results which reflect double digit revenue growth increases in the Americas and EMEA/AP, primarily as a result of a surge in weather-related claims activity, and the continued strong performance in our Legal Settlement Administration segment.

“The Americas segment rebounded nicely from a slow start in the first quarter driven by weather-related claims increases in the U.S. and Canada. In the U.S., our catastrophe adjuster revenues exceeded $10 million in a quarter for the first time since the 2008 fourth quarter. The strong contribution margins from this revenue surge helped drive the segment's operating margin to 11% for the 2011 second quarter.

“Our EMEA/AP segment was also a solid contributor, with revenues increasing 24% over the 2010 second quarter and operating earnings up 45% as compared to the 2010 second quarter. This part of our business continues to be positively impacted by a substantial increase in weather-related claims activity in our key United Kingdom and Australian markets.

“In our Legal Settlement Administration segment, we continue to see strong performance due to our engagement in the Gulf Coast Claims Facility (GCCF) special project. We have a strong backlog of awarded projects in this segment and expect the special project activity to continue through 2011, although at a reduced pace compared to current levels. We are excited about the opportunities we see emerging in this and related markets.

“We continue to see persistent high levels of unemployment in the U.S., which has put pressure on workplace-related claims volumes affecting our Broadspire segment. In addition, we are seeing the duration of certain workers' compensation claims lengthening, and we are also experiencing changes in the mix of claims we are handling, with a higher percentage of less complex low-value claims. These factors are combining to put pressure on the Broadspire business. We are actively addressing these issues and focusing on business development opportunities in the marketplace. We remain confident that we can improve the financial profile of this operation over the remainder of 2011."

Mr. Bowman concluded, "Our overall results for the 2011 second quarter continued to improve on our expectations. We are again revising our guidance upward to reflect the strong second quarter results and our increased visibility into the remainder of the year. The Company's revised guidance includes a one-time after tax credit of $5.8 million due to a recovery in an arbitration from Platinum Equity Holdings related to the acquisition of Broadspire. We are pleased all arbitration matters related to that acquisition have now concluded, and we will report this credit in our third quarter results. As we experienced in the first half of the year, however, we expect industry conditions to be challenging, particularly with employment levels and market conditions in our Broadspire business. We will continue to focus significant attention on this area with the goal to drive market share expansion and operating efficiencies.”

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

2011 Guidance
Crawford & Company revises and increases aspects of its previously issued guidance for 2011 as follows:

•	Consolidated revenues before reimbursements between $1.07 billion and $1.10 billion.

•	Consolidated operating earnings between $75.0 million and $83.0 million.

•	Consolidated cash provided by operating activities between $30.0 million and $35.0 million.

•
After reflecting stock-based compensation expense, net corporate interest expense, customer-relationship intangible asset amortization expense, special credits, and income taxes, net income attributable to shareholders of Crawford & Company on a GAAP basis between $41.0 million and $46.5 million, or $0.75 to $0.85 diluted earnings per share.

•
Before reflecting the special credit of $5.8 million net of tax, or $0.11 per share, related to an arbitration award, net income attributable to shareholders of Crawford & Company on a non-GAAP basis between $35.5 million and $41.0 million, or $0.65 to $0.75 diluted earnings per share.

Crawford & Company's management will host a conference call with investors on Monday, August 8, 2011 at 3:00 p.m. EDT to discuss earnings and other developments. The call will be recorded and available for replay through August 15, 2011. You may dial 1-855-859-2056 (404-537-3406 international) to listen to the replay. The access code is 86077611. Alternatively, please visit our web site at www.crawfordandcompany.com for a live audio web cast and related financial presentation.

Further information regarding the Company's financial position, operating results, and cash flows for the quarter and year-to-date period ended June 30, 2011 is shown on the attached unaudited condensed consolidated financial statements.

In the normal course of business, our operating segments incur certain out-of-pocket expenses that are thereafter reimbursed by our clients. Under GAAP, these out-of-pocket expenses and associated reimbursements are reported as revenues and expenses, respectively, in our consolidated results of operations. In the foregoing discussion and analysis of segment results of operations, we do not include a gross up of segment revenues and expenses for these pass-through reimbursed expenses. The amounts of reimbursed expenses and related revenues offset each other in our results of operations with no impact to our net income (loss) or operating earnings (loss). A reconciliation of revenues before reimbursements to consolidated revenues determined in accordance with GAAP is self-evident from the face of the accompanying unaudited condensed consolidated statements of operations.

Operating earnings is the primary financial performance measure used by our senior management and chief operating decision maker (“CODM”) to evaluate the financial performance of our operating segments and make resource allocation decisions. Unlike net income, our operating earnings measure is not a standard performance measure found in GAAP. However, since it is our segment measure of profitability presented in conformity with the Financial Accounting Standards Board's (“FASB”) Accounting Standards Codification (“ASC”) Topic 280 “Segment Reporting,” it is not considered a non-GAAP financial measure requiring reconciliation pursuant to Securities and Exchange Commission (“SEC”) guidance contained in Regulation G and Item 10(e) of Regulation S-K. We believe this measure is useful to others in that it allows them to evaluate segment operating performance using the same criteria our management and CODM use. Operating earnings represent segment earnings excluding income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, stock option expense, certain other gains and expenses, and certain unallocated corporate and shared costs. Net income or loss attributable to noncontrolling interests has also been removed from operating earnings.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

Income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, and stock option expense are recurring components of our net income or loss, but they are not considered part of our segment operating earnings because they are managed on a corporate-wide basis. Income tax expense is based on statutory rates in effect in each of the jurisdictions where we provide services, and vary throughout the world. Net corporate interest expense results from capital structure decisions made by management and affecting the Company as a whole. Amortization expense relates to non-cash amortization expense of customer-relationship intangible assets resulting from business combinations. Stock option expense represents the non-cash costs generally related to stock options and employee stock purchase plan expenses which are not allocated to our operating segments. None of these costs relate directly to the performance of our services or operating activities and, therefore, are excluded from segment operating earnings in order to better assess the results of each segment's operating activities on a consistent basis.

Certain other gains and expenses may arise from events (such as expenses related to restructurings, losses on subleases, and goodwill impairment charges) that are not allocated to any particular segment since they historically have not regularly impacted our performance and are not expected to impact our future performance on a regular basis.

Following is a reconciliation of segment operating earnings (loss) to net income (loss) attributable to Crawford & Company on a GAAP basis and the related margins as a percentage of revenues before reimbursements for all periods presented (in thousands, except percentages):

	Quarter ended				Year-to-date period ended
	June 30, 2011	% Margin	June 30, 2010	% Margin	June 30, 2011	% Margin	June 30, 2010	% Margin
Operating Earnings (Loss):
Americas	$10,195	11%	$5,251	6%	$13,309	7%	$12,100	7%
EMEA/AP	7,627	9%	5,263	7%	14,779	9%	10,076	7%
Broadspire	(3,099)	(5)%	(1,772)	(3)%	(6,259)	(5)%	(4,105)	(3)%
Legal Settlement Administration	14,758	29%	5,566	23%	31,756	29%	8,849	20%
Unallocated corporate and shared costs	(4,043)	(1)%	(1,306)	(1)%	(4,393)	(1)%	(1,461)	—%
Deduct:
Restructuring and other costs	—	—%	(1,987)	(1)%	—	—%	(4,650)	(1)%
Goodwill impairment	—	—%	(7,303)	(3)%	—	—%	(7,303)	(2)%
Stock option expense	(142)	—%	(187)	—%	(297)	—%	(391)	—%
Amortization expense	(1,519)	(1)%	(1,499)	(1)%	(3,018)	(1)%	(2,999)	(1)%
Net corporate interest expense	(4,118)	(1)%	(3,672)	(2)%	(8,254)	(1)%	(7,809)	(2)%
Provision for income taxes	(6,005)	(2)%	(865)	—%	(12,042)	(2)%	(1,758)	—%
Net (income) loss attributable to non-controlling interests	(185)	—%	(16)	—%	35	—%	(22)	—%
Net income (loss) attributable to Crawford & Company	$13,469	5%	$(2,527)	(1)%	$25,616	4%	$527	—%

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

Based in Atlanta, Georgia, Crawford & Company (www.crawfordandcompany.com) is the world's largest independent provider of claims management solutions to the risk management and insurance industry as well as self-insured entities, with an expansive global network serving clients in more than 70 countries. The Crawford System of Claims SolutionsSM offers comprehensive, integrated claims services, business process outsourcing and consulting services for major product lines including property and casualty claims management, workers' compensation claims and medical management, and legal settlement administration. The Company's shares are traded on the NYSE under the symbols CRDA and CRDB.

Other than voting rights, the Company's two classes of stock have essentially identical rights, except that the Board of Directors may pay greater or equal (but not lesser) cash dividends on the Class A Common Stock than on the Class B Common Stock. In addition, with respect to mergers or similar transactions, holders of Class A Common Stock must receive the same type and amount of consideration as holders of Class B Common Stock, unless approved by the holders of 75% of the Class A Common Stock, voting as a class.

This press release contains forward-looking statements, including statements about the financial condition, results of operations and earnings outlook of Crawford & Company. Statements, both qualitative and quantitative, that are not historical facts may be “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from historical experience or Crawford & Company's present expectations. Accordingly, no one should place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Crawford & Company does not undertake to update forward-looking statements to reflect the impact of circumstances or events that may arise or not arise after the date the forward-looking statements are made. For further information regarding Crawford & Company, including factors that could cause our actual financial condition, results or earnings to differ from those described in any forward-looking statements, please read Crawford & Company's reports filed with the SEC and available at www.sec.gov or in the Investor Relations section of Crawford & Company's website at www.crawfordandcompany.com.

FOR FURTHER INFORMATION REGARDING THIS PRESS RELEASE, PLEASE CALL BRUCE SWAIN AT (404) 300-1051.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(In Thousands, Except Earnings Per Share Amounts and Percentages)

Three Months Ended June 30,	2011	2010	% Change

Revenues:

Revenues Before Reimbursements	$291,713	$238,151	22%
Reimbursements	22,369	17,835	25%
Total Revenues	314,082	255,986	23%

Costs and Expenses:

Costs of Services Provided, Before Reimbursements	210,773	176,424	19%
Reimbursements	22,369	17,835	25%
Total Costs of Services	233,142	194,259	20%

Selling, General, and Administrative Expenses	57,163	50,411	13%
Corporate Interest Expense, Net	4,118	3,672	12%
Restructuring and Other Costs	—	1,987	nm
Goodwill Impairment Charge	—	7,303	nm
Total Costs and Expenses	294,423	257,632	14%

Income (Loss) before Income Taxes	19,659	(1,646)	1,294%
Provision for Income Taxes	6,005	865	594%
Net Income (Loss)	13,654	(2,511)	644%
Less: Net Income Attributable to Noncontrolling Interests	185	16	1,056%
Net Income (Loss) Attributable to Shareholders of Crawford & Company	$13,469	$(2,527)	633%

Earnings (Loss) Per Share - Basic	$0.25	$(0.05)	600%
Earnings (Loss) Per Share - Diluted	$0.25	$(0.05)	600%

Weighted-Average Shares Used to Compute:
Basic Earnings (Loss) Per Share	53,485	52,619
Diluted Earnings (Loss) Per Share	53,940	52,619

Cash Dividends Per Share
Class A and Class B Common Stock	$0.02	$—
nm = not meaningful

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(In Thousands, Except Earnings Per Share Amounts and Percentages)

Six Months Ended June 30,	2011	2010	% Change

Revenues:

Revenues Before Reimbursements	$576,751	$474,417	22%
Reimbursements	41,439	33,622	23%
Total Revenues	618,190	508,039	22%

Costs and Expenses:

Costs of Services Provided, Before Reimbursements	417,715	352,970	18%
Reimbursements	41,439	33,622	23%
Total Costs of Services	459,154	386,592	19%

Selling, General, and Administrative Expenses	113,159	99,378	14%
Corporate Interest Expense, Net	8,254	7,809	6%
Restructuring and Other Costs	—	4,650	nm
Goodwill Impairment Charge	—	7,303	nm
Total Costs and Expenses	580,567	505,732	15%

Income before Income Taxes	37,623	2,307	1,531%
Provision for Income Taxes	12,042	1,758	585%
Net Income	25,581	549	4,560%
Less: Net (Loss) Income Attributable to Noncontrolling Interests	(35)	22	(259)%
Net Income Attributable to Shareholders of Crawford & Company	$25,616	$527	4,761%

Earnings Per Share - Basic	$0.48	$0.01	4,700%
Earnings Per Share - Diluted	$0.48	$0.01	4,700%

Weighted-Average Shares Used to Compute:
Basic Earnings Per Share	53,284	52,504
Diluted Earnings Per Share	53,764	52,949

Cash Dividends Per Share
Class A and Class B Common Stock	$0.04	$—
nm = not meaningful

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
SUMMARY RESULTS BY OPERATING SEGMENT
Three Months Ended June 30,
Unaudited
(In Thousands, Except Percentages)

	Americas		%	EMEA/AP		%	Broadspire		%	Legal Settlement Administration		%
	2011	2010	Change	2011	2010	Change	2011	2010	Change	2011	2010	Change

Revenues Before Reimbursements	$95,732	$82,299	16%	$87,271	$70,406	24%	$57,910	$61,180	(5)%	$50,800	$24,266	109%

Compensation & Benefits	57,844	52,640	10%	57,491	47,976	20%	34,396	35,396	(3)%	19,017	10,740	77%
% of Revenues Before Reimbursements	60%	64%		66%	68%		59%	58%		37%	44%

Expenses Other than Reimbursements,
Compensation & Benefits	27,693	24,408	13%	22,153	17,167	29%	26,613	27,556	(3)%	17,025	7,960	114%
% of Revenues Before Reimbursements	29%	30%		25%	25%		46%	45%		34%	33%

Total Operating Expenses	85,537	77,048	11%	79,644	65,143	22%	61,009	62,952	(3)%	36,042	18,700	93%

Operating Earnings (Loss) (1)	$10,195	$5,251	94%	$7,627	$5,263	45%	$(3,099)	$(1,772)	75%	$14,758	$5,566	165%
% of Revenues Before Reimbursements	11%	6%		9%	7%		(5)%	(3)%		29%	23%

Six Months Ended June 30,
Unaudited
(In Thousands, Except Percentages)

	Americas		%	EMEA/AP		%	Broadspire		%	Legal Settlement Administration		%
	2011	2010	Change	2011	2010	Change	2011	2010	Change	2011	2010	Change

Revenues Before Reimbursements	$181,049	$167,168	8%	$167,046	$139,182	20%	$117,706	$123,143	(4)%	$110,950	$44,924	147%

Compensation & Benefits	113,850	106,609	7%	110,108	96,027	15%	69,110	72,575	(5)%	38,661	20,816	86%
% of Revenues Before Reimbursements	63%	64%		66%	69%		59%	59%		35%	46%

Expenses Other than Reimbursements,
Compensation & Benefits	53,890	48,459	11%	42,159	33,079	27%	54,855	54,673	—%	40,533	15,259	166%
% of Revenues Before Reimbursements	30%	29%		25%	24%		46%	44%		36%	34%

Total Operating Expenses	167,740	155,068	8%	152,267	129,106	18%	123,965	127,248	(3)%	79,194	36,075	120%

Operating Earnings (Loss) (1)	$13,309	$12,100	10%	$14,779	$10,076	47%	$(6,259)	$(4,105)	52%	$31,756	$8,849	259%
% of Revenues Before Reimbursements	7%	7%		9%	7%		(5)%	(3)%		29%	20%
(1) This is a segment financial measure representing earnings (loss) before income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, stock option expense, certain other gains and expenses and certain unallocated overhead corporate and shared costs. See page 5 for a reconciliation of Operating Earnings to Net Income (Loss) computed in accordance with GAAP.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
CONDENSED CONSOLIDATED BALANCE SHEETS
As of June 30, 2011 and December 31, 2010
(In Thousands, Except Par Values)

	Unaudited	*
	June 30,	December 31,
	2011	2010
ASSETS

Current Assets:
Cash and Cash Equivalents	$37,206	$93,540
Accounts Receivable, Net	185,026	142,521
Unbilled Revenues, at Estimated Billable Amounts	136,726	122,933
Prepaid Expenses and Other Current Assets	21,363	20,411

Total Current Assets	380,321	379,405

Property and Equipment	155,994	149,444
Less Accumulated Depreciation	(111,944)	(106,073)
Net Property and Equipment	44,050	43,371

Other Assets:
Goodwill	129,872	125,764
Intangible Assets Arising from Business Acquisitions, Net	97,180	97,881
Capitalized Software Costs, Net	56,056	55,204
Deferred Income Tax Assets	90,022	91,930
Other Noncurrent Assets	25,962	27,119
Total Other Assets	399,092	397,898

Total Assets	$823,463	$820,674

LIABILITIES AND SHAREHOLDERS’ INVESTMENT

Current Liabilities:
Short-Term Borrowings	$484	$—
Accounts Payable	42,958	53,517
Accrued Compensation and Related Costs	83,683	90,590
Self-Insured Risks	16,943	15,094
Income Taxes Payable	8,976	2,558
Deferred Income Taxes	17,212	17,146
Deferred Rent	15,292	15,750
Other Accrued Liabilities	36,660	31,097
Deferred Revenues	51,605	48,198
Mandatory Contributions due to Pension Plan	4,200	20,000
Current Installments of Long-Term Debt and Capital Leases	2,942	2,891

Total Current Liabilities	280,955	296,841

Noncurrent Liabilities:
Long-Term Debt and Capital Leases, Less Current Installments	217,589	220,437
Deferred Revenues	29,098	30,048
Self-Insured Risks	13,491	18,274
Accrued Pension Liabilities, Less Current Mandatory Contributions	134,845	145,030
Other Noncurrent Liabilities	15,906	14,813
Total Noncurrent Liabilities	410,929	428,602

Shareholders’ Investment:
Class A Common Stock, $1.00 Par Value	28,795	28,002
Class B Common Stock, $1.00 Par Value	24,697	24,697
Additional Paid-In Capital	31,419	32,348
Retained Earnings	192,268	168,791
Accumulated Other Comprehensive Loss	(150,862)	(164,322)
Shareholders’ Investment Attributable to Shareholders of Crawford & Company	126,317	89,516

Noncontrolling Interests	5,262	5,715

Total Shareholders’ Investment	131,579	95,231

Total Liabilities and Shareholders' Investment	$823,463	$820,674
* derived from the audited Consolidated Balance Sheet

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Six Months Ended June 30, 2011 and June 30, 2010
Unaudited
(In Thousands)

	2011	2010
Cash Flows From Operating Activities:
Net Income	$25,581	$549
Reconciliation of Net Income to Net Cash Used In Operating Activities:
Depreciation and Amortization	15,856	15,155
Goodwill Impairment Charge	—	7,303
Stock-Based Compensation	1,483	1,436
Loss on Disposals of Property and Equipment, Net	4	137
Changes in Operating Assets and Liabilities, Net of Effects of Acquisitions and Dispositions:
Accounts Receivable, Net	(33,696)	(12,753)
Unbilled Revenues, Net	(7,564)	(12,600)
Accrued or Prepaid Income Taxes	5,604	(837)
Accounts Payable and Accrued Liabilities	(17,780)	(6,617)
Deferred Revenues	1,996	(4,826)
Accrued Retirement Costs	(22,985)	(14,311)
Prepaid Expenses and Other Operating Activities	(1,705)	(2,268)
Net Cash Used In Operating Activities	(33,206)	(29,632)

Cash Flows From Investing Activities:
Acquisitions of Property and Equipment	(6,175)	(4,973)
Proceeds from Disposals of Property and Equipment	40	31
Capitalization of Computer Software Costs	(5,766)	(7,249)
Payments for Business Acquisitions, Net of Cash Acquired	(6,874)	—
Net Cash Used In Investing Activities	(18,775)	(12,191)

Cash Flows From Financing Activities:
Cash Dividends Paid	(2,139)	—
Shares Used to Settle Withholding Taxes Under Stock-based Compensation Plans	(1,645)	(703)
Increases in Short-Term Borrowings	15,268	22,108
Payments on Short-Term Borrowings	(14,144)	(2,688)
Payments on Long-Term Debt and Capital Lease Obligations	(3,422)	(7,053)
Other Financing Activities	20	(39)
Net Cash (Used In) Provided By Financing Activities	(6,062)	11,625

Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,709	(1,922)

Decrease in Cash and Cash Equivalents	(56,334)	(32,120)
Cash and Cash Equivalents at Beginning of Year	93,540	70,354
Cash and Cash Equivalents at End of Period	$37,206	$38,234